Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

March 30, 2017

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation IV
Post-Effective Amendment No. 8 to Registration Statement on Form N-2 (File No. 333-204239)

Dear Ms. Dobelbower:

We respectfully request on behalf of FS Investment Corporation IV (the “Company”) that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984) to the Company’s Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-204239) filed on March 28, 2017 (“Post-Effective Amendment No. 8”). Post-Effective Amendment No. 8 relates to the continuous offering under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of up to 250,000,000 shares of common stock.

The disclosure contained in Post-Effective Amendment No. 8 is substantially similar to the disclosure contained in the Company’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-204239) (“Post-Effective Amendment No. 6”), which was subject to review and comment, and declared effective by the Staff on January 25, 2017. The Company filed Post-Effective Amendment No. 8 to update its audited financial statements to include audited financial statements and notes thereto for the year ended December 31, 2016 so as to comply with Section 10(a)(3) of the Securities Act.

In addition, Post-Effective Amendment No. 8 contains, among other things, the following changes from Post-Effective Amendment No. 6: (i) updates financial information disclosure; (ii) adds disclosure included in previously filed prospectus supplements, (iii) adds, deletes and/or modifies disclosure related to (a) market opportunity, (b) compensation to selected broker-dealers and other financial representatives, (c) risk factors, (d) biographies for executive officers, directors, and key personnel of the Company’s investment sub-adviser, (e) potential conflicts of

Marianne Dobelbower March 30, 2017 Page 2

interest with the Company’s investment sub-adviser, and (f) taxation; (iv) adds and revises disclosure in response to Staff comments provided to FS Investment Corporation III; and (v) other general clean-up comments.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd
FS Investment Corporation IV